# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W. 5th Street, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 08/04/2025
Amends the filing with accession number 0001144204-19-045770
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, Attn: Joshua Garcia, One Letterman Drive Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,652,660; sole dispositive power 0; shared dispositive power 5,652,660; aggregate amount beneficially owned 5,652,660 (11.8% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P. ("RBI II").
  
  (2) The aggregate amount of shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") that may be deemed beneficially owned by Redmile Group, LLC ("Redmile") are held directly by the Redmile Funds, including RBI II. Redmile as the investment manager to each Redmile Fund exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on: 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Issuer's Definitive Proxy Statement for the 2025 Annual Meeting of the Stockholders filed on Schedule 14A with the SEC on May 21, 2025 (the "Proxy Statement").
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 5,652,660; sole dispositive power 0; shared dispositive power 5,652,660; aggregate amount beneficially owned 5,652,660 (11.8% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RBI II.
  
  (2) The aggregate amount of shares of the Common Stock that may be deemed beneficially owned by Jeremy C. Green are held directly by the Redmile Funds, including RBI II. Redmile as the investment manager to each Redmile Fund exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on: 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Proxy Statement.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,338,997; sole dispositive power 0; shared dispositive power 3,338,997; aggregate amount beneficially owned 3,338,997 (7% of the class)
  Comment: (1) Percent of class calculated based on: 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Proxy Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W. 5th Street, Austin, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing: This amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2023, and amendment No. 2 to the Schedule 13D filed with the SEC on December 6, 2024 (collectively, the "Prior Schedule 13D") by Redmile Group, LLC ("Redmile"), Jeremy C. Green, and Redmile Biopharma Investments II, L.P. ("RBI II") relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 3, the Prior Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction: The information in Item 6 below is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 456,784 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 494,932 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 374,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 301,022 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (v) 467,910 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (vi) 3,338,997 shares of Common Stock held by RBI II, and (vii) 105,930 shares of Common Stock held by RedCo I, L.P. Redmile is the investment manager to each of the private investment funds listed in items (i) through (vii) (the "Redmile Funds") and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any.

Subject to the Beneficial Ownership Blocker (as defined below), Redmile and Mr. Green may also be deemed to beneficially own 3,100,823 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants. Pursuant to the terms of the Pre-Funded Warrants, the Common Stock that may be acquired upon exercise of the Pre-Funded Warrants shall be limited to the extent that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder of the Pre-Funded Warrants, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would exceed the Beneficial Ownership Limitation (the "Beneficial Ownership Blocker"). The "Beneficial Ownership Limitation" is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Funds at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Pre-Funded Warrants held by Redmile Funds are limited in their entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

Redmile and Mr. Green may also be deemed to beneficially own 112,936 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

For purposes of this Schedule 13D, the percent of class is calculated based on 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Proxy Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile Group, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 5,652,660
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 5,652,660

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 5,652,660
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 5,652,660

Redmile Biopharma Investments II, L.P.:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 3,338,997
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 3,338,997

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Schedule 13D is hereby amended and supplemented by replacing the last paragraph of Item 6 with the following paragraphs:

Securities Purchase Agreement

On August 4, 2025, the Issuer entered into a securities purchase agreement with certain institutional accredited investors (the "Purchase Agreement"), including RBI II and certain other Redmile Funds. Pursuant to the terms of the Purchase Agreement, the Issuer will issue and sell to RBI II and certain other Redmile Funds in a private placement Pre-Funded Warrants to purchase up to an aggregate of 4,097,730 shares of Common Stock, each with an exercise price of $0.0001 per Pre-Funded Warrant, and accompanying warrants (the "Common Warrants") to purchase up to an aggregate of 4,097,730 shares of Common Stock, each with an exercise price of $1.0846 per Common Warrant, at a combined price of $0.8676, upon the closing of the transaction. Of the warrants to be issued and sold to the Redmile Funds in the private placement, RBI II will purchase Pre-Funded Warrants to purchase up to an aggregate of 2,048,423 shares of Common Stock and Common Warrants to purchase up to an aggregate of 2,048,423 shares of Common Stock upon the closing of the transaction. The closing of the private placement is subject to the satisfaction or waiver of certain material conditions specified in the Purchase Agreement, including the regulatory clearance of the Issuer's investigational new drug application by the U.S. Food and Drug Administration prior to the closing.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Side Letter Agreement

In connection with the execution of the Purchase Agreement, Redmile also entered into a side letter agreement with the Issuer, dated as of August 4, 2025 (the "Side Letter"). Pursuant to the terms of the Side Letter, upon the closing of the private placement, Redmile will have (a) the right to participate in future equity offerings of the Issuer up to its pro rata ownership percentage in the Issuer, and (b) the right to designate a non-voting observer to the Issuer's Board of Directors subject to Redmile maintaining a certain beneficial ownership interest in the Issuer's Common Stock.

The foregoing summary of the Side Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7 Securities Purchase Agreement, dated August 4, 2025, by and among the Issuer and each purchaser listed on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 5, 2025).

Exhibit 99.8 Side Letter Agreement, dated August 4, 2025, by and between Redmile and the Issuer.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/06/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/06/2025)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, the Managing Member of Redmile Biopharma Investments II (GP), LLC, its General Partner (08/06/2025)